Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT -

CLARIFICATION ANNOUNCEMENT

This announcement is published pursuant to Rules 13.09 and 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an "Clarification Announcement of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement are set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

22 October 2015

As at the date of this notice, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as nonexecutive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2015-031

Clarification Announcement of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important Information:

•	China Southern Airlines Company Limited (the “Company”) noticed certain press articles recently published in relation to the speculation on the possible merger and reorganisation speculation between Air China and the Company.

•	According to the internal inspection carried out by the Company and the confirmation from its controlling shareholder, as at the date of this announcement, the Company and its controlling shareholder did not have any material information which should be disclosed but had not been disclosed.

I.    The summary of the press speculation

The Company noticed certain press articles recently published in relation to the speculation on the possible merger and reorganisation between Air China and the Company. The Company attached great importance to the contents of such speculation, and had thus carried out the internal inspection.

II.    Clarification statement

According to the consultation with the Company’s controlling shareholder, China Southern Air Holding Company, currently, the Company and the Company’s controlling shareholder have not received any written or verbal information in relation to the above press speculation from any government authorities, nor have any intention involved in the above press speculation. The Company does not have any information that should be disclosed but had not been disclosed.

III.    Reminder from the Company to the investors

The designated media for information disclosure of the Company are China Securities Journal , Shanghai Securities News, Securities Times, the website of the Shanghai Stock Exchange (http://www.sse.com.cn), the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and the website of the Company (http://www.csair.com). All information of the Company should be announced and published through the above media by the Company. Investors are advised to exercise caution in dealing in the securities of the Company.

The Board of

China Southern Airlines Company Limited

22 October 2015

2